Exhibit 99.3

Ladies and gentlemen,

I too would like to welcome you to this news conference. I’m pleased to be here with you today in Berlin — and I’m sure I’ll be visiting this city more often in the future.

Today is a very special day: for Schering, for Bayer, and, I believe, for Germany as a pharmaceutical industry base.

Ladies and gentlemen, we have achieved our goal of acquiring a three-quarters majority of Schering stock. This opens the way for the merger of this tradition-rich company with our pharmaceuticals business to create a new enterprise, “Bayer Schering Pharma.”

Bayer now holds 88 percent of Schering`s issued and outstanding shares. Of this figure, we acquired approximately 42 percent either on the stock market or directly, while a further 46 percent were tendered to us under the public takeover offer.

And we also have the prospect of increasing this percentage in the additional acceptance period which, as previously announced, begins on June 23 and continues through July 6. During this period, all remaining stockholders of Schering have the opportunity to tender their shares to us, also at a price of EUR 89.00.

Ladies and gentlemen, the final round of the struggle to determine the future of Schering was indeed turbulent.

I am pleased that in the end, things turned out as we had planned.

As you know, the Executive Board and Supervisory Board of Schering supported our offer. That’s why I would like to take this opportunity to once again express my gratitude for this support and for Schering’s cooperative stance over the past few months.

Schering’s Executive Board and management team have displayed a commendable attitude, resolutely representing the interests of their company while at the same time showing understanding for our position.

As you know, this acquisition has recently been the subject of much debate. Many observers have commented from widely differing points of view on the actions of the parties involved.

We intentionally refrained from participating in this discussion.

We wanted to await the results of the final count before commenting on further steps.

Now we can say with certainty that we have been successful. And we are convinced that from our point of view we have done the right thing. This is backed up by the facts:

1.               First, we have achieved our goal and clearly exceeded the 75 percent threshold that we set ourselves. This makes the transaction calculable and enables us to plan for a rapid integration process.

2.               Second, we will be paying an acquisition price that is only slightly above our original offer.

Let me just explain a few points about this and about the offer process itself.

Assuming that we are able to acquire all the remaining shares for EUR 89.00 each, the average purchase price per share would increase from EUR 86.00 to EUR 88.10 and the total transaction volume would therefore rise from EUR 16.5 billion to just under EUR 16.9 billion. This represents an increase of approximately 2.5 percent.

Ladies and gentlemen, a transaction of such dimensions and long-term significance for Bayer surely justifies this additional outlay.

We are confident that we can more than offset the additional expense through improvements in the performance of the combined business.

That is one of the reasons why I find the discussion about further job cuts unnecessary.

Ladies and gentlemen, we have communicated openly and transparently right from the beginning and throughout the offer period.

We complied with the legal rules for such transactions at all times, behaved fairly, explained our strategy in full and laid our cards on the table for everyone to see.

Let me take a moment to address the criticism that has been voiced in some circles that we responded much too slowly to Merck’s share purchases.

Once it became clear that Merck wanted more than just to exceed the 5 percent level, we too purchased substantial share packages outside of the takeover offer within a very short time.

But unlike Merck, we required the approval of the U.S. Securities and Exchange Commission as soon as we wanted to pay more than the original offer price. Although the SEC was very cooperative in this respect, it took several days for this approval to be granted.

That’s why I would also like to appeal to the lawmakers. Our experience over the past few days has shown that the principle of equality requires further substantiation in German takeover law.

While we were obligated to proceed according to a detailed set of rules, Merck was able to operate more or less freely in competition with us. I am convinced that the law needs amending in this respect.

Finally, I would like to stress once again that we are very satisfied with the process as a whole, with the work of our advisers, the cooperation shown by the authorities, and with the end result.

So where do we go from here? As previously announced, the new company “Bayer Schering Pharma” will be headquartered in Berlin.

The name “Bayer Schering Pharma” clearly shows that we are taking due account of the great tradition of the Schering brand in conjunction with the Bayer brand. After all, both companies stand for a high level of acceptance and innovative capability in the health care business.

“Bayer Schering Pharma” is destined to become a national champion in pharmaceuticals and to take its place among the world’s top ten suppliers of specialty pharmaceuticals.

Based on 2005 figures, the new company will have sales in excess of EUR 9 billion — making it the biggest pharmaceutical company in Germany.

This merger of Bayer and Schering creates value and is therefore the right thing to do:

•                    First, it enables us to achieve our stated aim of substantially strengthening our health care business to make it Bayer’s primary growth engine.

•                    With a significantly higher research budget, we can also greatly accelerate growth in our core indications.

•                    From the third year after closing the transaction, we anticipate synergies in the order of EUR 700 million annually.

•                    Bayer’s earning power will be sustainably improved. It is our intention to increase the EBITDA margin for our health care business from the current level of 19 percent to 25 percent. This will have a tangible impact on the entire Bayer Group and we are confident we will be able to increase the long-term target return for the Bayer Group as a whole.

•                    With a share of almost 50 percent of our total portfolio, the health care business will be by far the largest Bayer subgroup.

•                    We will expand the life-science share of Bayer Group sales from 60 percent at present to around 70 percent, thus significantly reducing our dependence on the economic cycle.

The merger raises the specialty products’ share of our pharmaceutical sales from the current level of 25 percent to around 70 percent — or, to put it another way, from just under EUR 1 billion to more than EUR 6 billion.

We now consider our core indications to be oncology, cardiology and hematology, and gynecology.

Oncology, in particular, is expected to be a major growth engine for the pharmaceuticals portfolio in the future.

The merger will combine two oncology businesses that complement each other very well. We aim also to benefit from the greatly enlarged sales and marketing platform in launching new products from our strong oncology pipeline.

This applies particularly to our product Nexavar to treat advanced kidney cancer. This product is now registered in Mexico, Chile and Switzerland, as well as in the United States. We expect it to be approved in Europe before the end of this year.

Nexavar is also in clinical trials for other oncological indications, such as skin, liver and lung cancer. We are therefore optimistic that with this substance, we have another future blockbuster in our portfolio — in other words, one with the potential to achieve sales of more than EUR 1 billion.

We also see cardiovascular risk management as a growth driver for the future. Alongside both companies’ established products, we have great expectations of our pipeline. This applies particularly to our oral Factor Xa inhibitor for the treatment of thrombosis, which we also believe to have blockbuster potential.

Another pillar of the combined business is gynecology/andrology, which includes Yasmin®, the world’s leading oral contraceptive. Just a few weeks ago, Schering received approval in the United States for YAZ®, an important addition to the world’s most innovative contraceptive portfolio that will greatly boost the blockbuster potential of the Yasmin® product family.

We also see a further platform for growth in the biological products of both companies. These include not just the top-selling Schering drug Betaferon®, but also two other important growth drivers: Schering’s Leukine® and Bayer’s top product Kogenate®, which also has blockbuster potential.

The two companies together already generate sales of some EUR 2 billion with biotech products.

The combined business will thus hold leadership positions in many areas, including gynecology and andrology, multiple sclerosis, hematology and contrast agents.

Nor should we forget our primary care portfolio in the various indications, which will also contribute significantly to the new company’s success.

In addition, we are expanding our global presence. Including the pharmaceuticals business of Schering, we will hold key positions in all regions of the world in the future.

The research platform created by combining the R&D activities of the two companies also has a key role to play. Individually, Bayer and Schering have both already demonstrated their research expertise and developed outstanding products.

We are firmly convinced that the combined pipeline of the two companies holds sufficient potential to ensure a sustained innovation boost over the medium to long term.

Ladies and gentlemen, both units — Schering and our current Pharmaceuticals Division — got off to an excellent start in 2006, which is why we are optimistic that we will be able to meet our guidance.

The challenge we face now is to continue driving these businesses forward with the necessary vigor while at the same time successfully completing the integration process.

We have proven several times in the past that we are capable of integrating businesses rapidly, successfully and fairly for everyone concerned, good examples being the recent acquisitions of Aventis CropScience and the Roche consumer health business.

To this end, we have set ourselves an ambitious timeline.

In September, an extraordinary stockholders’ meeting of Schering AG is to be held to create the legal basis for a rapid integration process.

After this stockholders’ meeting, the new Management Board of “Bayer Schering Pharma” will be appointed. But of course, we already have an idea of what the future management team will look like:

The Chairman of the Board of Management will be Arthur Higgins, who currently heads up our HealthCare subgroup. He will perform both these functions in the future. This clearly indicates the special importance of the pharmaceuticals business within Bayer HealthCare.

The future Board of Management is expected to include Dr. Ulrich Köstlin and Professor Marc Rubin from Schering, along with Dr. Gunnar Riemann and Werner Baumann from Bayer.

•                    Dr. Ulrich Köstlin will assume responsibility for the Primary Care, Gynecology and Andrology, and Diagnostic Imaging product groups, and will represent the business in Europe, Asia, and Japan on the board.

•                    Dr. Gunnar Riemann will head up the Oncology, Hematology and Cardiology, Dermatology and Specialty Therapeutics business units. He will also be responsible for the North and South America regions.

•                    Professor Marc Rubin will serve as head of Research and Development in the new company.

•                    And Werner Baumann will become head of Central Administration and Organization. In this function, he will continue to be responsible for the entire Bayer HealthCare subgroup. On the new Board of Management, he will also hold responsibility for Production and Human Resources.

The three other current members of the Schering Executive Board — Dr. Karin Dorrepaal, Professor Rainer Metternich and Dr. Jörg Spiekerkötter — have decided not to serve on the Board of Management of “Bayer Schering Pharma”.

The present Executive Board of Schering AG will remain in office until the extraordinary stockholders’ meeting and assist with the integration.

I am pleased that Dr. Erlen will remain available to the new company. The plan is for him to join the Supervisory Board of “Bayer Schering Pharma AG” as one of its Vice Chairmen.

This will certainly help to ensure that what has so far been very constructive cooperation continues successfully during the integration of Schering.

Due to the importance of this merger, I myself will take over the chairmanship of the new company’s Supervisory Board.

We have already driven forward the planning for a rapid integration process in which great importance will be placed on transparency and fairness, in keeping with our company’s style. This involves in particular an open dialogue with the employees’ representatives.

We have always shown in the past that we can work out good solutions together through constructive and purposeful cooperation — solutions that take into account the interests of the employees, the company and the stockholders alike.

The integration of Schering is not intended to produce winners on one side and losers on the other.

On the contrary, we aim to combine the strengths and the best features of both companies — from the employees through the organization to the infrastructure.

We made it clear at an early stage that all personnel-related decisions resulting from the integration will be made with a sense of proportion and then implemented in a socially responsible manner.

Ladies and gentlemen, a product made from Bayer materials is currently playing a very important role in the world — I’m talking about “Teamgeist”, which means “team spirit” and is the name of the official World Cup soccer ball.

I hope that this team spirit will dominate not only this prestigious sports event, but also our future joint activities. Together we plan to get on with merging our pharmaceutical businesses and bring the integration to a successful conclusion.

We will combine two successful pharmaceutical companies to form a single, even more powerful unit and create a leading global enterprise.

Thank you for your attention.

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The offer has been made by Dritte BV GmbH, a wholly-owned subsidiary of Bayer AG, for all bearer shares with no par value of Schering AG (including all bearer shares with no par value represented by American depository shares). The terms and conditions of the offer, including any possible extension of the acceptance period in case of a competing offer by a third party, have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

The distribution of this announcement and the offer and sale of the securities described in this announcement in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions. This announcement may not be taken, distributed or transmitted, directly or indirectly, in any form in or into Italy, the United States or Canada.

This communication is directed only at persons who (i) are outside Italy, the United Kingdom, the United States, Canada or Japan or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not an offer of securities for sale in Germany and is not a listing prospectus according to the German Securities Prospectus Act (Wertpapierprospektgesetz) as amended, the Commission Regulation (EC) No 809/2004 of 29 April 2004 as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities. Any investment decisions or advices for investment decisions should only be made or given based on a prospectus which also includes a section on risk factors.

Schering Aktiengesellschaft has filed a solicitation/recommendation statement with the U.S. Securities and Exchange Commission relating to the tender offer for the ordinary shares and American depositary shares of Schering Aktiengesellschaft by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/ recommendation statement because it contains important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft may obtain such solicitation/recommendation statement, and other filed documents, free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).